GreenKissNY Inc. 1-A/A

Exhibit 13.1

FOR IMMEDIATE RELEASE

April 21, 2016

Nexus Staffing Specialists, Inc. Becomes

GreenKiss Staffing Solutions, Inc.

New Name Reflects Expanded Capabilities as Part of the

GreenKissNY Group of Companies

White Plains, NY – April 21, 2016 – Nexus Staffing Specialists, Inc., a leading provider of temporary and direct hire staffing solutions for manufacturers, distributors and the health care industry throughout the U.S. announced today it has changed its name from Nexus Staffing Specialists Inc. to GreenKiss Staffing Solutions Inc. (“GreenKiss Staffing”). The change is in conjunction with GreenKiss Staffing’s combination last year with GreenKissNY Inc. (“GreenKissNY”), a group of companies dedicated to passionately promoting health and wellness initiatives in four key areas of everyone’s lives: health, work, food and fun. By adopting the new name, GreenKiss Staffing is emphasizing both its continuing “solutions based” approach to solving and fulfilling a broad spectrum of staffing needs as well as its focus on partnering with environmentally conscious companies.

GreenKiss Staffing has recently expanded its operations from its three locations in New England to include Texas. As part of its expansion program, GreenKiss Staffing has also recently installed Avionte, the leading enterprise level staffing agency software platform that integrates all front and back office processes in a seamless cloud based system which we believe will further enhance GreenKiss Staffing’s’ services and efficiency.

The GreenKissNY group of companies has recently filed for and is in the process of obtaining clearance for a public offering pursuant to Regulation A with the U.S. Securities and Exchange Commission. Further, GreenKissNY has already provided resources to GreenKiss Staffing that it needs to continue its growth and expansion across the country.

Ann Anderson, President and CEO of GreenKissNY and GreenKiss Staffing stated, “We are excited to have GreenKiss Staffing as part of our larger group of GreenKiss companies, which combination we believe will further cement our GreenKiss brand.” Annette Vicioso, Director of Operations for GreenKiss Staffing stated, “We have been grateful to our clients and partners for our success to date. With the rebranding of our company and its combination with GreenKissNY, the benefits of our new software platform and the opportunities generated by our expansion to Texas and beyond, we are very excited about the future of GreenKiss Staffing and our ability to service the demands of our current and future clients”.

About GreenKissNY Inc.:

GreenKissNY focuses its lifestyle brands primarily on health and wellness through its three separate business units, GreenKiss Staffing., which focuses on staffing solutions targeting environmentally conscious companies, Green Kiss USA Inc., which engages in the development of sustainably produced agricultural products, and Green Kiss Laboratories Inc. which focuses on discovering, inventing, developing, manufacturing and commercializing novel medicines and nutraceuticals.

GreenKissNY Inc., Corporate Office, (914) 304-4323, 75 S. Broadway, 4th Floor, White Plains New York 10601

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Forward Looking Statements

This press release contains forward-looking statements regarding GreenKissNY’s and GreenKiss Staffing’s future business expectations. These forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors including the ability to establish, maintain and/or enhance brand recognition associated with the GreenKiss Staffing name that is comparable to the brand recognition previously associated with Nexus Staffing Specialists Inc., the receipt of clearance from the U.S. Securities and Exchange Commission related to GreenKissNY’s public offering, GreenKiss Staffing’s ability to successfully integrate new software, GreenKiss Staffing’s ability to maintain its relationships with current clients or establish new client relationships. Other risks and uncertainties include, among others, risks related to new services and technologies, government regulation and taxation, and fraud. In addition, the current U.S. and global economic climates amplify many of these risks. GreenKissNY and GreenKiss Staffing cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. GreenKissNY and GreenKiss Staffing disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Legal Disclaimer: An offering statement including a Preliminary Offering Circular with respect to the sale of GreenKissNY Inc. securities has been filed with the U.S. Securities and Exchange Commission (the “Commission”). The most recent version of the Preliminary Offering Circular is available via the Commission’s EDGAR Website. No money or other consideration is being solicited at this time, and if sent in response, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is qualified by the Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind.

For information contact:

Annette Vicioso, Tel: 781-598-1200

Visit us at: www.gkstaff.com

GreenKissNY Inc., Corporate Office, (914) 304-4323, 75 S. Broadway, 4th Floor, White Plains New York 10601

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